Exhibit 12.1

PORTRAIT CORPORATION OF AMERICA, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	For the Fiscal Year
	2004	2003		2002	2001	2000
Fixed Charges:
Net interest expense (including amortization of deferred financing costs)	$32,459		$30,706	$28,610	$29,683	$29,107
Fixed charges	$32,459		$30,706	$28,610	$29,683	$29,107
Earnings:
Income (loss) from continuing operations before income taxes	$(14,971)		$3,470	$(382)	$(18,289)	$(10,032)
Fixed charges	32,459		30,706	28,610	29,683	29,107
Earnings	$17,488		$34,176	$28,228	$11,394	$19,075
Deficiency of earnings to fixed charges	$(14,971)	$	---	$(382)	$(18,289)	$(10,032)
Ratio of earnings to fixed charges	---		1.1	---	---	---